Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

November 16, 2023

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub:	Results of voting through Postal Ballot (remote e-voting) pursuant to Regulation 44(3) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

This is in furtherance to our letter dated October 16, 2023 enclosing therein Notice of Postal Ballot for seeking approval of Members of the Company, regarding the appointment of Dr. Alpna Hansraj Seth (DIN: 01183914), as an Independent Director of the Company, for a term of five consecutive years effective from September 19, 2023, in terms of Section 149 of the Companies Act, 2013, by way of special resolution through voting by electronic means (remote e-voting).

We would like to inform that the special resolution mentioned in the said Postal Ballot Notice have been passed by the Members of the Company with requisite majority.

In accordance with Regulation 44(3) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the summarized voting result of the remote e-voting, in the prescribed format, along with a copy of the Scrutinizer’s Report are enclosed herewith, for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer and Head-CSR

CC: National Securities Depositary Limited (NSDL)

Scrutinizer’s Report

[Pursuant to Sections 108 and 110 of the Companies Act, 2013 and

Rules 20 and 22 of the Companies (Management and Administration) Rules, 2014]

To,

The Chairman

Dr. Reddy’s Laboratories Limited

8-2-337, Road No. 3, Banjara Hills,

Hyderabad, Telangana- 500034

Sub: Scrutinizer’s Report on voting through E-voting for Postal Ballot in terms of Sections 108 and 110 of the Companies Act, 2013 read with Rules 20 and 22 of the Companies (Management and Administration) Rules, 2014

Dear Sir,

I, Kanchan Sharma, Partner, M/s. Mehta & Mehta, Practicing Company Secretaries have been appointed as a Scrutinizer by the Board of Directors of Dr. Reddy’s Laboratories Limited (“Company”) for the purpose of scrutinizing the Postal Ballot remote e-voting process carried out by the Company as per Sections 108, 110 and other applicable provisions, if any, of the Companies Act, 2013 and Rules 20 and 22 of the Companies (Management and Administration) Rules, 2014 read with the General Circular No. 14/2020 dated April 8, 2020, the General Circular No. 17/2020 dated April 13, 2020, and the General Circular No. 22/2020 dated June 15, 2020, the General Circular No. 33/2020 dated September 28, 2020, the General Circular No. 39/2020 dated December 31, 2020, the General Circular No. 10/2021 dated June 23, 2021 and the General Circular No. 20/2021 dated December 8, 2021, General Circular No. 03/2022 dated May 05, 2022, General Circular Nos. 11/2022 dated December 28, 2022 and 9/2023 dated September 25, 2023, issued by the Ministry of Corporate Affairs, Government of India (the “MCA Circulars”), Regulation 44 of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, Secretarial Standards on General Meetings (“SS-2”) issued by the Institute of Company Secretaries of India on the resolution as mentioned in the Notice of Postal Ballot dated October 12, 2023 in a fair and transparent manner and do hereby submit the report as under:

1.	The Notice of Postal Ballot (“Notice”) was dispatched to the members of the Company vide e-mail on Monday, October 16, 2023.

2.	The remote e-voting period commenced on Tuesday, October 17, 2023 (09.00 a.m. IST) and ended on Wednesday, November 15, 2023 (05:00 p.m. IST).

3.	The remote e-voting facility was provided by National Securities Depository Limited (“NSDL”).

4.	The Notice of Postal Ballot was sent in electronic form only to all the shareholders whose email addresses are registered with Depository Participants / Bigshare Services Pvt. Ltd, Registrar and Share Transfer Agent of the Company and whose names appear in the Register of Members/ List of Beneficial Owners as received from Depositories i.e., National Securities Depository Limited/ Central Depository Services (India) Limited.

5.	The hard copies of the Notice along with Postal Ballot forms and pre-paid business envelope were not sent to the Members for the Postal Ballot in accordance with the requirements specified under the MCA Circulars. Accordingly, the communication of the assent or dissent of the Members took place through the remote e-voting system only.

6.	The Members of the Company holding shares as on the “cut-off” date i.e., Friday, October 6, 2023 were entitled to vote on the proposed resolution.

7.	The result of the scrutiny of the above postal ballot through remote e-voting in respect of passing of resolution contained in the Notice dated October 12, 2023 is as under:

Ordinary Resolution – Approval of the appointment of Dr. Alpna Hansraj Seth (DIN: 01183914), as an Independent Director of the Company

Votes in favour of the resolution:

Number of members who voted	Number of votes cast by them	% of total number of valid votes cast
2267	131,601,358	99.6165%

Votes against the resolution:

Number of members who voted	Number of votes cast by them	% of total number of valid votes cast
84	506,595	0.3835%

Invalid/Abstained votes:

Total number of members whose votes were declared invalid/abstained	Total number of votes cast by them
0	0

The Special resolution has been passed, since the votes cast in favour of the resolution are three times more than the votes cast against the resolution.

The register, in accordance with Rule 20(4)(xiv) and Rule 22(10) of the Companies Management & Administration) Rules. 2015. has been maintained electronically to record the assent or dissent received, mentioning the particulars of name, address, folio number or client ID of the shareholders, number of shares held by them. There were no shares with differential voting rights in the Company, hence there is no requirement of maintaining of the list of shares with differential voting rights

9.	The related papers with respect to Postal Ballot will be handed over to the Company for safe custody of the same after the Chairman or any person authorized by him, signs the minutes/report of Postal Ballot process.

Thanking You.

For Mehta & Mehta
Company Secretaries

Kanchan Sharma
Scrutinizer
ACS No: 44664
CP No: 25913
UDIN: A044664E001889507
Place: Hyderabad
Date: November 16, 2023

Countersigned by

(Person authorized by Chairman)
K Randhir Singh
Company Secretary. Compliance Officer, and Head- CSR
Dr. Reddy’s Laboratories Limited
Membership No: F6621

General information about company
Scrip code	500124
NSE Symbol	DRREDDY
MSEI Symbol	NOTLISTED
ISIN	INE089A01023
Name of the company	Dr. Reddy's Laboratories Limited
Type of meeting	Postal Ballot
Date of the meeting / last day of receipt of postal ballot forms (in case of Postal Ballot)	15-11-2023
Start time of the meeting
End time of the meeting

Scrutinizer Details
Name of the Scrutinizer	Kanchan Sharma
Firms Name	Mehta & Mehta
Qualification	CS
Membership Number	A44664
Date of Board Meeting in which appointed	19-09-2023
Date of Issuance of Report to the company	16-11-2023

Voting results
Record date	06-10-2023
Total number of shareholders on record date	254787
No. of shareholders present in the meeting either in person or through proxy
a) Promoters and Promoter group
b) Public
No. of shareholders attended the meeting through video conferencing
a) Promoters and Promoter group
b) Public
No. of resolution passed in the meeting	1

Resolution (1)
Resolution required: (Ordinary / Special)	Special
Whether promoter/promoter group are interested in the agenda/resolution?	No
Description of resolution considered	Approval of appointment of Dr. Alpna Hansraj Seth (DIN: 01183914), as an Independent Director in terms of Section 149 of the Companies Act, 2013

Category	Mode of voting	No. of shares held	No. of votes polled	% of Votes polled on outstanding shares	No. of votes – in favour	No. of votes – against	% of votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3)=[(2)/(1)]*100	(4)	(5)	(6)=[(4)/(2)]*100	(7)=[(5)/(2)]*100
Promoter And Promoter Group	E-Voting		44461128	100.0000	44461128	0	100.0000	0.0000
	Poll
	Postal Ballot (if Promoter applicable)	44461128
	Total	44461128	44461128	100.0000	44461128	0	100.0000	0.0000
Public- Institutions	E-Voting		87466428	81.8048	86984701	481727	99.4492	0.5508
	Poll
	Postal Ballot (if applicable)	106920845
	Total	106920845	87466428	81.8048	86984701	481727	99.4492	0.5508
	E-Voting		180397	1.1712	155529	24868	86.2148	13.7852
Public- Non Institutions	Poll
	Postal Ballot (if applicable)	15402791
	Total	15402791	180397	1.1712	155529	24868	86.2148	13.7852
	Total	166784764	132107953	79.2086	131601358	506595	99.6165	0.3835

Details of Invalid Votes
Category	No. of Votes
Promoter and Promoter Group	0
Public Insitutions	0
Public - Non Insitutions	0